Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2017 Financial Results

Fourth Quarter Total Adjusted Net Revenue Increases 46% to RUB 4,116 Million and Adjusted Net Profit Decreases 32% to RUB 642 Million or RUB 10.48 per diluted share

Full-Year 2017 Total Adjusted Net Revenue Increases 24% to RUB 13,193 Million and Adjusted Net Profit Decreases 14% to RUB 4,054 Million or RUB 66.29 per diluted share

QIWI gives 2018 Guidance

NICOSIA, CYPRUS – March 28, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the fourth quarter and year ended December 31, 2017.

Fourth Quarter 2017 Operating and Financial Highlights

•	Total Adjusted Net Revenue[1] increased 46% to RUB 4,116 million ($71.5 million)

•	Payment Services Segment Net Revenue increased 24% to RUB 3,500 million ($60.8 million)

•	Adjusted EBITDA decreased 23% to RUB 965 million ($16.8 million)

•	Adjusted Net Profit[2] decreased 32% to RUB 642 million ($11.1 million), or RUB 10.48 per diluted share

•	Payment Services Segment Net Profit increased 47% to RUB 2,013 million ($34.9 million) or RUB 32.85 per diluted share

•	Total Payment Services volume increased 9% to RUB 250.9 billion ($4.4 billion)

Full-Year 2017 Operating and Financial Highlights

•	Total Adjusted Net Revenue[1] increased 24% to RUB 13,193 million ($229.0 million)

•	Payment Services Segment Net Revenue increased 19% to RUB 12,580 million ($218.4 million)

•	Adjusted EBITDA decreased 14% to RUB 5,185 million ($90.0 million)

•	Adjusted Net Profit[2] decreased 14% to RUB 4,054 million ($70.4 million), or RUB 66.29 per diluted share

•	Payment Services Segment Net Profit increased 34% to RUB 7,543 million ($131.0 million) or RUB 123.11 per diluted share

•	Total Payment Services volume increased 8% to RUB 911.1 billion ($15.8 billion)

•	Qiwi Wallet active accounts increased 17% to 20.1 million

“Today I’m glad to share our fourth quarter and full year 2017 results. I would like to highlight the continued growth in our core Payment Services segment that demonstrated 19% segment net revenue growth and 34% segment net profit growth in 2017 driven by the development of our payment ecosystem as well as secular trends towards digitalization of payments in our focus market verticals,” said Sergey

[1]	For the quarter and full year ended December 31, 2017 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
[2]	For the quarter and full year ended December 31, 2017 Total Adjusted Net Profit is equal to Total Segment Net Profit

Solonin, QIWI’s chief executive officer. “We achieved strong financial results in our payment services business this year and thus were able to continue investing in our new business lines and projects. We continued to expand our Consumer Financial Services segment represented by the SOVEST project and have seen positive dynamics across few key metrics of the project, which makes us believe that we have entered an interesting niche with a significant potential.

We believe we will be able to grow our payment services business by focusing on building a wider digital infrastructure and enriching our product offering, expanding and penetrating further our focus markets and generate substantial operating cash flows. At the same time we see 2018 as a year of investments in our new projects and will continue to focus on executing our strategy and developing our new initiatives.”

New Segment Presentation of the Results of Operations

Our payment services business historically has been and continues to be a major part of our operations and currently generates most of our revenues as well as significant free cash flows that we can invest in developing new businesses and projects. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aiming to penetrate new areas of the financial services market. Following the development of SOVEST and certain other initiatives that we have undertaken throughout 2017, we revised our organizational structure to better reflect our operational and management strategy as well as the expansion of our business operations, including the broadening of our products and services, distinguishing two key operating segments as well as Corporate and Other category, as set below:

•	Payment Services (PS), which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services;

•	Consumer Financial Services (CFS), which encompasses our consumer lending business SOVEST; and

•	Corporate and Other (CO), which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, projects and emerging business models that we are testing.

Fourth Quarter 2017 Results

Revenues: Total Adjusted Net Revenue for the quarter ended December 31, 2017 was RUB 4,116 million ($71.5 million), an increase of 46% compared with RUB 2,821 million in the prior year. The increase was mainly driven by Payment Services Segment and Corporate and Other Category Net Revenue growth.

Payment Services Segment Net Revenue for the quarter ended December 31, 2017 was RUB 3,500 million ($60.8 million), an increase of 24% compared with RUB 2,816 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 3,005 million ($52.2 million), an increase of 26% compared with RUB 2,389 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals as well as by an improvement in yields in E-commerce market vertical resulting from the shift in the product mix towards higher yielding merchants. Growth was partially offset by a decrease in payment volumes in the Financial Services and Telecom market verticals.

PS Other Adjusted Net Revenue3, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising, was RUB 495 million ($8.6 million), an increase of 16% compared with RUB 427 million in the prior year. PS Other Adjusted Net Revenue increase in the fourth quarter was due to the increase revenue from fees for inactive accounts and unclaimed payments.

Fees for inactive accounts and unclaimed payments for the fourth quarter ended December 31, 2017 were RUB 322 million ($5.6 million) compared with RUB 228 million for the corresponding period in the prior year, when certain changes in the Company’s approach towards recognition of revenue for unclaimed payments were implemented. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 13% compared with the same period in the prior year.

Payment Services Segment Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 23% compared with the same period in the prior year.

Consumer Financial Services Segment Net Revenue4 that represents the results of operations of the SOVEST project for the quarter ended December 31, 2017 was RUB 35 million ($0.6 million) compared with the Net Revenue Loss of RUB 3 million in the fourth quarter of the prior year as a result of the development of the SOVEST project.

Corporate and Other Category Net Revenue, which is principally composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) and interest revenue, was RUB 581 million ($10.1 million) for the quarter ended December 31, 2017, compared to RUB 8 million in the fourth quarter of the prior year. Such increase resulted mostly from the launch of operations of the Tochka project and recognition of corresponding revenues from information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank in the amount of RUB 578 million attributable to the period from August 2017 to December 2017.

Adjusted EBITDA: For the quarter ended December 31, 2017, Adjusted EBITDA was RUB 965 million ($16.8 million), a decrease of 23% compared with RUB 1,260 million in the prior year. Adjusted EBITDA decrease was largely driven by growth of SG&A expense due to an increase in: (i) compensation to employees (excluding effect of share based payments) to RUB 656 million for the quarter ended December 31, 2017 as compared to RUB 453 million for same period in the prior year as a result of hiring of a significant number of employees in connection with the launch of the Tochka project as well as continues hiring for SOVEST; (ii) advertising, client acquisition and related expenses to RUB 332 million for the quarter ended December 31, 2017 as compared to RUB 65 million for same period in

[3]	Payment Services Other Adjusted Net Revenue is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising related to the Payment Services Segment. It differs from Other Adjusted Net Revenue presented earlier as certain items contributing to interest revenues and other revenues were transferred to Consumer Financial Services Segment or Corporate and other Category. The numbers for the quarter and full year ended December 31, 2016 are presented in the updated methodology for convenience purposes and may differ from the numbers presented earlier.
[4]	The methodology of segmentation and allocation of Revenues, Costs and Selling, General and Administrative Expenses between Payment Services Segment and Consumer Financial Services Segment is currently being developed and is subject to further reviews; thus, we retain the right to review the methodology of Revenues, Costs and Selling, General and Administrative Expenses allocation between the segments and restate the corresponding data to incorporate such adjustments.

the prior year related to the SOVEST project; (iii) other administrative expenses to RUB 659 million for the quarter ended December 31, 2017 as compared to RUB 158 million for same period in the prior year primarily driven by the expenses incurred in connection with the acquisition of assets of Tochka and Rocketbank from Otkritie Bank partially offset by a lower bad debt expenses as compared to the previous year. Adjusted EBITDA decline was also offset by an increase in Adjusted Net Revenue. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 23.4% for the quarter ended December 31, 2017 compared with 44.7% for the same period in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 643 million ($11.2 million), a decrease of 38% compared with RUB 1,032 million for the corresponding period in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 16.9% compared with 39.8% in the prior year.

Adjusted and Segment Net Profit: For the quarter ended December 31, 2017, Adjusted Net Profit was RUB 642 million ($11.1 million), a decrease of 32% compared with RUB 940 million in the prior year. The decrease in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as recognition of an income tax expense of RUB 173 million in fourth quarter 2017 as opposed to the income tax credit of RUB 34 million for the same period in the prior year. Adjusted Net Profit excluding fees for inactive accounts and unclaimed payments (net of tax) decreased 49% compared with the prior year.

For the quarter ended December 31, 2017, Payment Services Segment Net Profit was RUB 2,013 million ($34.9 million), an increase of 47% compared with RUB 1,366 million in the prior year driven by Payment Services Segment Net Revenue growth as well as increasing operating leverage in the payment services business. The Consumer Financial Services Segment Net Loss in the fourth quarter 2017 was RUB 647 million ($11.2 million) as compared to a Net Loss of RUB 131 million in the same period of prior year resulting from the expansion of operations of the SOVEST project and associated costs mostly related to consumer acquisition. Corporate and Other Category Net Loss was RUB 723 million ($12.6 million), an increase of 145% compared with the net loss of RUB 295 million in the prior year primarily driven by expenses incurred in connection with the acquisition of assets of Rocketbank and Tochka from Otkritie Bank and launch of the Tochka project as well as expenses related to corporate back-office operations of QIWI Group.

Payment Services Other Operating Data: For the quarter ended December 31, 2017, Payment Services Segment payment volume was RUB 250.9 billion ($4.4 billion), an increase of 9% compared with RUB 231.1 billion in the prior year. The increase in payment volume was driven by mixed trends across market verticals with growth in Money Remittances market vertical resulting largely from secular growth in digital money remittances including card-to-card and peer-to-peer transfers and E-commerce market vertical offset by declining volumes across Financial Services and Telecom market verticals. Payment average adjusted net revenue yield was 1.20%, an increase of 17 bps compared with 1.03% in the prior year primarily due to the higher average net revenue yield in the E-commerce market vertical as well as shift of product mix towards higher yielding E-commerce volumes.

Payment Services Segment Net Revenue Yield was 1.39%, an increase of 17 bps as compared with 1.22% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.27%, an increase of 15 bps as compared with the same period in the prior year.

Consumer Financial Services Other Operating Data: For the quarter ended December 31, 2017, Consumer Financial Services Segment payment volume was RUB 1.9 billion ($33.3 million). Consumer Financial Services Segment Net Revenue Yield was 1.82%.

Full-Year 2017 Results

Revenues: Total Adjusted Net Revenue for the year ended December 31, 2017 was RUB 13,193 million ($229.0 million), an increase of 24% compared with RUB 10,611 million in the prior year. The increase was mainly driven by Payment Services Segment and Corporate and Other Category Net Revenue growth.

Payment Services Segment Net Revenue for the year ended December 31, 2017 was RUB 12,580 million ($218.4 million), an increase of 19% compared with RUB 10,583 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 10,509 million ($182.4 million), an increase of 23% compared with RUB 8,509 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the Money Remittance and E-commerce market verticals as well as by an improvement in yields in E-commerce market vertical resulting from the shift in the product mix towards higher yielding merchants. Growth was partially offset by a decrease in payment volumes in the Financial Services and Telecom market verticals.

PS Other Adjusted Net Revenue5, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising, was RUB 2,071 million ($36.0 million), flat as compared with RUB 2,074 million in the prior year.

Fees for inactive accounts and unclaimed payments for the year ended December 31, 2017 were RUB 1,310 million ($22.7 million) compared with RUB 1,290 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 3% compared with the same period in the prior year.

Payment Services Segment Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 21% compared with the same period in the prior year.

Consumer Financial Services Segment Net Revenue6 representing the results of the SOVEST project for the year ended December 31, 2017 was RUB 9 million ($0.2 million) compared with Net Revenue Loss of RUB 3 million in the prior year as a result of the development of the SOVEST project.

Corporate and Other Category Net Revenue, which is principally composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) and interest revenue, was RUB 604 million

[5]	Payment Services Other Adjusted Net Revenue is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising related to the Payment Services Segment. It differs from Other Adjusted Net Revenue presented earlier as certain items contributing to interest revenues and other revenues were transferred to Consumer Financial Services Segment or Corporate and Other Category. The number for December 31, 2016 are presented in the updated methodology for convenience purposes and may differ from the numbers presented earlier.
[6]	The methodology of segmentation and allocation of Revenues, Costs and Selling, General and Administrative Expenses between Payment Services Segment and Consumer Financial Services Segment is currently being developed and is subject to further reviews; thus, we retain the right to review the methodology of Revenues, Costs and Selling, General and Administrative Expenses allocation between the segments and restate the corresponding data to incorporate such adjustments.

($10.5 million) for the year ended December 31, 2017, compared to RUB 31 million in the prior year. Such increase resulted mostly from the launch of operations of the Tochka project and recognition of corresponding revenues from information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank in the amount of RUB 578 million attributable to the period from August 2017 to December 2017.

Adjusted EBITDA: For the year ended December 31, 2017, Adjusted EBITDA was RUB 5,185 million ($90.0 million), a decrease of 14% compared with RUB 6,035 million in the prior year. Adjusted EBITDA decrease was largely driven by growth of SG&A expense due to increase in (i) advertising, client acquisition and related expenses to RUB 1,294 million for the year ended December 31, 2017 as compared to RUB 165 million for same period in the prior year related to the SOVEST project; (ii) compensation to employees (excluding effect of share based payments) to RUB 1,967 million for the year ended December 31, 2017 as compared to RUB 1,537 million for the prior year driven mostly by the same factors affecting fourth quarter dynamics; (iii) other administrative expenses to RUB 1,035 million for the year ended December 31, 2017 as compared to RUB 363 million for same period in the prior year primarily driven by the expenses incurred in connection with the acquisition of assets of Tochka and Rocketbank from Otkritie Bank; (iv) tax, advisory and audit expense. The increase in expenses was partially offset by growth of Adjusted Net Revenue. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 39.3% for the year ended December 31, 2017 compared with 56.9% in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 3,875 million ($67.3 million), a decrease of 18% compared with RUB 4,745 million for the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 32.6% compared with 50.9% in the prior year.

Adjusted and Segment Net Profit: For the year ended December 31, 2017, Adjusted Net Profit was RUB 4,054 million ($70.4 million), a decrease of 14% compared with RUB 4,714 million in the prior year. The decrease in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding fees for inactive accounts and unclaimed payments (net of tax) decreased 18% compared with the prior year.

Payment Services Segment Net Profit for the year ended December 31, 2017 was RUB 7,543 million ($131.0 million) representing an increase of 34% as compared with RUB 5,612 million in the prior year driven mostly by the growth in Payment Services Segment Net Revenue as well as an increasing operating leverage of our payment services business. The Consumer Financial Services Segment Net Loss for the year ended December 31, 2017 was RUB 2,164 million ($37.6 million) compared with the Net Loss of RUB 219 million for the year ended December 31, 2016 as a result of the expenses associated with the development, launch and roll out of the SOVEST project. Corporate and Other Category Net Loss for the year ended December 31, 2017 was RUB 1,325 million ($23.0 million) representing an increase of 95% as compared with RUB 679 million in the prior year primarily driven by expenses incurred in connection with the acquisition of assets of Rocketbank and Tochka from Otkritie Bank and launch of the Tochka project as well as expenses related to corporate back-office operations of QIWI Group.

Payment Services Other Operating Data: For the year ended December 31, 2017, Payment Services segment payment volume was RUB 911.1 billion ($15.8 billion), an increase of 8% compared with RUB 847.0 billion in the prior year. Increase in payment volume was driven by mixed trends across market verticals with growth in Money Remittances market vertical resulting largely from secular growth in digital money remittances including card-to-card and peer-to-peer transfers and E-commerce market vertical offset by declining volumes across Financial Services and Telecom market verticals. Payment average adjusted net revenue yield was 1.15%, an increase of 15 bps compared with 1.00% in the prior year primarily due to the higher average net revenue yield in the E-commerce market vertical as well as shift of product mix towards higher yielding E-commerce volumes.

Payment Services Segment Net Revenue Yield was 1.38%, an increase of 13 bps as compared with 1.25% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.24%, an increase of 14 bps as compared with the prior year.

The number of active kiosks and terminals was 152,525 including Contact and Rapida physical points of service, a decrease of 6% compared with the prior year.

The number of active Qiwi Wallet accounts was 20.1 million as of the end of 2017, an increase of 2.9 million, or 17%, as compared with 17.2 million in 2016. The increase was driven mainly by development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the year ended December 31, 2017, Consumer Financial Services Segment payment volume was RUB 3.3 billion ($57.4 million). Consumer Financial Services Segment Net Revenue Yield was 0.27%.

Recent Developments

Acquisition of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank. We have also entered into certain operational agreements with Otkritie Bank in connection with these transactions.

Currently we continue our negotiations with the new administration of Otkritie Bank regarding our future cooperation and development of both businesses. We believe that our negotiations in respect of Tochka are currently in an advanced phase and we will be in a position to frame a mutually beneficial resolution that would establish the basis for our future joint activities.

As of December 31, 2017 we have launched our Tochka project on QIWI infrastructure and concluded the development of the Rocketbank project. We started offering Tochka services in Qiwi Bank in August 2017 and since than the project is operating as a multi-bank service providing its customers the opportunity to open accounts with either Qiwi Bank or Otkritie Bank.

Rocketbank operations have not been launched so far and we presume that given the early stages of our negotiations in respect of this project we may not launch Rocketbank operations in the nearest future.

Dividend: Throughout 2017, we have been heavily investing in our new project SOVEST and we anticipate that we will continue to bear significant costs related to the SOVEST project and certain other projects that we are developing now or plan to develop in the future. Thus, starting from the third quarter 2017 our Board of Directors have taken a decision to refrain from paying dividends. We expect that throughout the following twelve months we will concentrate on investing into our future growth. While long-term we remain committed to distributing all excess cash to our shareholders, the commencement of dividend distribution within this timeframe is unlikely.

2018 Guidance7

QIWI provides its guidance in respect of 2018 outlook:

•	Total Adjusted Net Revenue assuming no contribution from Tochka and Rocketbank projects is expected to increase by 12% to 16% over 2017;

•	Payment Services Segment Net Revenue is expected to increase by 12% to 16% over 2017;

•	Adjusted Net Profit is expected to decline by 10% to 0% over 2017;

•	Payment Services Segment Net Profit is expected to increase by 10% to 15% over 2017.

Given substantial uncertainty in respect of the future arrangements regarding the development of the Tochka and Rocketbank projects and the outcome of our negotiations in respect thereon with Otkritie Bank, we believe that we are not in a position to provide any reliable estimates of revenues or expenses associated with Tochka and Rocketbank projects for 2018, we therefore only include in our guidance for 2018 actual expenses associated with the Tochka and Rocketbank projects for the first quarter of 2018. Actual results of these projects for 2018 may differ substantially from the data that we used in our guidance.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2017 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13677678. The replay will be available until Wednesday, April 4, 2018. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.1 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 76 billion cash and electronic payments monthly connecting over 50 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order and pay for goods and services or transfer money across virtual or physical environments interchangeably.

[7]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including, in particular, the development of our SOVEST project as well as other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2016 (audited)	As of December 31, 2017 (audited)	As of December 31, 2017 (audited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	593	724	13
Goodwill and other intangible assets	11,022	10,807	188
Investments in joint ventures	—	832	14
Long-term debt instruments	399	1,100	19
Long-term loans	120	164	3
Other non-current assets	40	64	1
Deferred tax assets	270	245	4

Total non-current assets	12,444	13,936	242

Current assets
Trade and other receivables	5,679	9,648	167
Short-term loans	19	1,691	29
Short-term debt instruments	1,772	704	12
Prepaid income tax	77	187	3
Cash and cash equivalents(2)	18,997	18,406	320
Other current assets	661	458	8

Total current assets	27,205	31,094	540

Assets of disposal group classified as held for sale	25	29	1

Total assets	39,674	45,059	782

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	33
Share premium	12,068	12,068	210
Other reserve	1,064	1,462	25
Retained earnings	4,808	5,715	99
Translation reserve	131	(2)	(0)

Total equity attributable to equity holders of the parent	19,948	21,120	367
Non-controlling interest	21	37	1

Total equity	19,969	21,157	367

Non-current liabilities
Other non-current liabilities	2	10	0
Deferred tax liabilities	851	826	14

Total non-current liabilities	853	836	15

Current liabilities
Trade and other payables	16,328	19,599	340
Amounts due to customers and amounts due to banks	2,342	3,182	55
VAT and other taxes payable	102	198	3
Income tax payable	68	32	1
Other current liabilities	10	51	1

Total current liabilities	18,850	23,062	400

Liabilities directly associated with the assets of a disposal group classified as held for sale	2	4	0

Total equity and liabilities	39,674	45,059	782

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD(1)
Revenue	4,892	6,365	111
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,494	3,060	53
Selling general and administrative expenses	1,226	2,346	41
Depreciation and amortization	224	198	3
Impairment of intangible assets	878	104	2
Profit from operations	70	657	11

Loss on disposal of subsidiaries	(10)	—	—
Other income and expenses, net	(17)	(11)	(0)
Foreign exchange gain	295	40	1
Foreign exchange loss	(508)	(56)	(1)
Interest income and expenses, net	(5)	(2)	(0)

Profit before tax	(175)	628	11
Income tax expense	34	(173)	(3)

Net profit	(141)	455	8

Attributable to:
Equity holders of the parent	(146)	445	8
Non-controlling interests	5	10	0
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(55)	(18)	(0)

Total comprehensive income net of tax attributable to:	(196)	437	8

Equity holders of the parent	(201)	427	7
Non-controlling interests	5	10	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	(2.41)	7.30	0.13
Diluted profit attributable to ordinary equity holders of the parent	(2.40)	7.26	0.13

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full Year ended (audited)
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD(1)
Revenue	17,880	20,897	363
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	8,646	9,763	169
Selling general and administrative expenses	3,423	6,243	108
Depreciation and amortization	796	796	14
Impairment of intangible assets recorded on acquisitions	878	104	2
Profit from operations	4,137	3,991	69

Loss on disposal of subsidiaries	(10)	—	—
Other income and expenses, net	(69)	(41)	(1)
Foreign exchange gain	1,040	257	4
Foreign exchange loss	(1,963)	(373)	(6)
Interest income and expenses, net	(28)	6	0

Profit before tax	3,107	3,840	67
Income tax expense	(618)	(698)	(12)

Net profit	2,489	3,142	55

Attributable to:
Equity holders of the parent	2,474	3,114	54
Non-controlling interests	15	28	0
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(330)	(133)	(2)

Total comprehensive income net of tax attributable to:	2,159	3,009	52

Equity holders of the parent	2,144	2,981	52
Non-controlling interests	15	28	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	40.91	51.25	0.89
Diluted profit attributable to ordinary equity holders of the parent	40.79	50.92	0.88

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full Year ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	3,107	3,840	67

Adjustments to reconcile profit before income tax to net cash flow used in/ generated from operating activities
Depreciation and amortization	796	796	14
Foreign exchange loss/(gain), net	923	116	2
Interest income, net	(834)	(1,016)	(18)
Bad debt expense	215	220	4
Share-based payments	224	398	7
Impairment of intangible assets	878	104	2
Other	80	46	1

Operating profit before changes in working capital	5,389	4,504	78

(Increase)/decrease in trade and other receivables	(709)	(3,683)	(64)
(Increase)/decrease in other assets	(127)	150	3
Increase in customer accounts and amounts due to banks	90	898	16
Increase/(decrease) in trade and other payables	1,020	3,414	59
Loans (issued)/repaid from banking operations	—	(1,888)	(33)

Cash (used in) / generated from operations	5,663	3,395	59

Interest received	858	1,048	18
Interest paid	(101)	(70)	(1)
Income tax paid	(877)	(813)	(14)

Net cash flow (used in)/ generated from operating activities	5,543	3,560	62

Cash flows (used in)/generated from investing activities
Acquisition of joint control companies	—	(813)	(14)
Cash acquired/(spent) upon business combination	(10)	—	—
Purchase of property and equipment	(388)	(360)	(6)
Purchase of intangible assets	(298)	(819)	(14)
Loans issued	(675)	(376)	(7)
Repayment of loans issued	774	316	5
Purchase of debt instruments	(549)	(1,376)	(24)
Proceeds from settlement of debt instruments	1,326	1,775	31

Net cash flow used in investing activities	180	(1,653)	(29)

Cash flows used in financing activities
Proceeds from borrowings	2	—	—
Repayment of borrowings, net	(4)	—	—
Dividends paid to owners of the Group	(4,628)	(2,148)	(37)
Dividends paid to non-controlling shareholders	(7)	(12)	(0)
Net cash flow used in financing activities	(4,637)	(2,160)	(37)

Effect of exchange rate changes on cash and cash equivalents	(1,428)	(333)	(6)

Net decrease in cash and cash equivalents	(342)	(586)	(10)

Cash and cash equivalents at the beginning of the period	19,363	19,021	330

Cash and cash equivalents at the end of the period(2)	19,021	18,435	320

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Operating Segments Data

	Three months ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	2,821	4,116	71.5

Payment Services	2,816	3,500	60.8
Consumer Financial Services	(3)	35	0.6
Corporate and Other	8	581	10.1

Total Segment Net Profit(3)	940	643	11.2

Payment Services	1,366	2,013	34.9
Consumer Financial Services	(131)	(647)	(11.2)
Corporate and Other	(295)	(723)	(12.6)

	Full Year ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	10,611	13,193	229.0

Payment Services	10,583	12,580	218.4
Consumer Financial Services	(3)	9	0.2
Corporate and Other	31	604	10.5

Total Segment Net Profit(3)	4,714	4,054	70.4

Payment Services	5,612	7,543	131.0
Consumer Financial Services	(219)	(2,164)	(37.6)
Corporate and Other	(679)	(1,325)	(23.0)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(2)	For the quarter and full year ended December 31, 2017 and December 31, 2016 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the quarter and full year ended December 31, 2017 and December 31, 2016 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, Payment Processing Fees Revenue (or Payment Revenue) in the case of PS Payment Adjusted Net Revenue, Revenue, Other Than Payment Processing Fees of the Payment Services segment (Other revenue) in the case of PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD(1)
Revenue	4,892	6,365	110.5
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,494	3,060	53.1
Plus: Compensation to employees and related taxes	423	811	14.1

Total Adjusted Net Revenue	2,821	4,116	71.5

Segment Net Revenue
Payment Services Segment Revenue	4,882	5,674	98.5
PS Payment Revenue(2)	4,269	4,968	86.2
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,197	2,258	39.2
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	317	295	5.1

PS Payment Adjusted Net Revenue	2,389	3,005	52.2

PS Other Revenue(5)	613	706	12.3
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	230	254	4.4
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	44	43	0.7

PS Other Adjusted Net Revenue	427	495	8.6

Payment Services Segment Net Revenue	2,816	3,500	60.8

Consumer Financial Services Segment Revenue	1	65	1.1
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	58	175	3.0
Plus: Compensation to employees and related taxes	54	145	2.5

Consumer Financial Services Segment Net Revenue	(3)	35	0.6

Corporate and Other Category Revenue	9	626	10.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	9	373	6.5
Plus: Compensation to employees and related taxes	8	328	5.7

Corporate and Other Category Net Revenue	8	581	10.1

Total Segment Net Revenue	2,821	4,116	71.5

Net Profit	(141)	455	7.9

Plus:
Depreciation and amortization	224	198	3.4
Other income	17	11	0.2
Foreign exchange gain	(295)	(40)	(0.7)
Foreign exchange loss	508	56	1.0
Interest expenses	5	2	0.0
Income tax expenses	(34)	173	3.0
Share-based payments expenses	88	110	1.9
Gain from disposal of subsidiaries	10	—	—
Impairment of intangible assets	878	—	—

Adjusted EBITDA	1,260	965	16.8

Adjusted EBITDA margin	44.7%	23.4%	23.4%
Net profit	(141)	455	7.9
Amortization of fair value adjustments(7)	120	75	1.3
Share-based payments expenses	88	110	1.9
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	189	16	0.3
Impairment of intangible assets and goodwill	878	—	—
Gain from disposal of subsidiaries	10	—	—
Effect of taxation of the above items	(204)	(14)	(0.2)

Adjusted Net Profit	940	642	11.1

Adjusted Net Profit per share:
Basic	15.52	10.53	0.18
Diluted	15.43	10.48	0.18
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,586	60,952	60,952
Diluted	60,938	61,270	61,270

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(2)	PS Payment Revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full Year ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RUB	RUB	USD(1)
Revenue	17,880	20,897	362.8
Minus: Cost of revenue (exclusive of depreciation and amortization)	8,646	9,763	169.5
Plus: Compensation to employees and related taxes	1,377	2,059	35.7

Total Adjusted Net Revenue	10,611	13,193	229.0

Segment Net Revenue
Payment Services Segment Revenue	17,847	20,135	349.6
PS Payment Revenue(2)	14,999	17,265	299.7
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	7,550	7,769	134.9
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	1,060	1,013	17.6

PS Payment Adjusted Net Revenue	8,509	10,509	182.4

PS Other Revenue(5)	2,848	2,870	49.8
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	975	967	16.8
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	202	168	2.9

PS Other Adjusted Net Revenue	2,074	2,071	36.0

Payment Services Segment Net Revenue	10,583	12,580	218.4

Consumer Financial Services Segment Revenue	1	104	1.8
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	97	512	8.9
Plus: Compensation to employees and related taxes	93	417	7.2

Consumer Financial Services Segment Net Revenue	(3)	9	0.2

Corporate and Other Category Revenue	32	658	11.4
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	24	515	8.9
Plus: Compensation to employees and related taxes	23	461	8.0

Corporate and Other Category Net Revenue	31	604	10.5

Total Segment Net Revenue	10,611	13,193	229.1

Net Profit	2,489	3,142	54.5

Plus:
Depreciation and amortization	796	796	13.8
Other income and expenses, net	69	41	0.7
Foreign exchange gain	(1,040)	(257)	(4.5)
Foreign exchange loss	1,963	373	6.5
Interest income and expenses, net	28	(6)	(0.1)
Income tax expenses	618	698	12.1
Share-based payments expenses	224	398	6.9
Loss from disposal of subsidiaries	10	—	—
Impairment of intangible assets recorded on acquisitions	878	—	—

Adjusted EBITDA	6,035	5,185	90.0

Adjusted EBITDA margin	56.9%	39.3%	39.3%
Net profit	2,489	3,142	54.5
Amortization of fair value adjustments(7)	396	344	6.0
Share-based payments expenses	224	398	6.9
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	975	236	4.1
Impairment of intangible assets recorded on acquisitions	878	—	—
Loss from disposal of subsidiaries	10	—	—
Effect of taxation of the above items	(258)	(66)	(1.1)

Adjusted Net Profit	4,714	4,054	70.4

Adjusted Net Profit per share:
Basic	77.95	66.73	1.16
Diluted	77.73	66.29	1.15
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,478	60,756	60,756
Diluted	60,645	61,160	61,160

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(2)	PS Payment Revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	December 31, 2016(1)	December 31, 2017	December 31, 2017
	RUB	RUB	USD (2)
Payment Services Segment key operating metrics
Payment volume (billion)(3)	231.1	250.9	4.4

E-commerce	38.0	47.5	0.8
Financial services	71.1	63.8	1.1
Money remittances(4)	59.6	81.3	1.4
Telecom	47.3	42.6	0.7
Other	15.0	15.7	0.3

Payment adjusted net revenue (million)(5)	2,388.6	3,004.7	52.2

E-commerce	1,123.3	1,590.7	27.6
Financial services	324.3	299.5	5.2
Money remittances(4)	643.5	844.8	14.7
Telecom	216.4	184.2	3.2
Other	81.1	85.6	1.5

Payment average adjusted net revenue yield	1.03%	1.20%	1.20%

E-commerce	2.96%	3.35%	3.35%
Financial services	0.46%	0.47%	0.47%
Money remittances(4)	1.08%	1.04%	1.04%
Telecom	0.46%	0.43%	0.43%
Other	0.54%	0.55%	0.55%

Payment Services Segment Net Revenue Yield	1.22%	1.39%	1.39%
Active kiosks and terminals (units)(6)	162,173	152,525	152,525
Active Qiwi Wallet accounts (million)(7)	17.2	20.1	20.1

Consumer Financial Services Segment key operating metrics
Payment volume (million)(8)	n/a	1,920	33.3
CFS Segment Net Revenue Yield	n/a	1.82%	1.82%

(1)	Payment Services Segment payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(3)	Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical.
(5)	PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.

QIWI plc.

Other Operating Data

	Full Year ended
	December 31, 2016(1)	December 31, 2017	December 31, 2017
	RUB	RUB	USD (2)
Payment Services Segment key operating metrics
Payment volume (billion)(3)	847.0	911.1	15.8

E-commerce	143.8	167.9	2.9
Financial services	263.3	238.7	4.1
Money remittances(4)	184.1	277.2	4.8
Telecom	198.6	170.7	3.0
Other	57.2	56.6	1.0

Payment adjusted net revenue (million)(5)	8,510.0	10,509.0	182.4

E-commerce	3,992.0	5,347.2	92.8
Financial services	1,378.3	1,226.6	21.3
Money remittances(4)	1,963.3	2,902.5	50.4
Telecom	881.2	756.9	13.1
Other	295.2	275.9	4.8

Payment average adjusted net revenue yield	1.00%	1.15%	1.15%

E-commerce	2.78%	3.18%	3.18%
Financial services	0.52%	0.51%	0.51%
Money remittances(4)	1.07%	1.05%	1.05%
Telecom	0.44%	0.44%	0.44%
Other	0.52%	0.49%	0.49%

Payment Services Segment Net Revenue Yield	1.25%	1.38%	1.38%
Active kiosks and terminals (units)(6)	162,173	152,525	152,525
Active Qiwi Wallet accounts (million)(7)	17.2	20.1	20.1

Consumer Financial Services Segment key operating metrics
Payment volume (million)(8)	n/a	3,304	57.4
CFS Segment Net Revenue Yield	n/a	0.27%	0.27%

(1)	Payment Services Segment payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.6002 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2017.
(3)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI.

We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical.
(5)	PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.